SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Amendment No. 7(1)

                            ICN PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   44 8924 100
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                                 (CUSIP Number)

    Victor Lewkow, Esq.                            Walter M. Epstein, Esq.
    Cleary Gottlieb Steen & Hamilton               Davis & Gilbert LLP
    One Liberty Plaza                              1740 Broadway
    New York, NY  10006                            New York, New York  10019
    (212)  225-2000                                (212) 468-4800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 3, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44 8924 100             SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SSP - Special Situations Partners, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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                  7     SOLE VOTING POWER

                        6,734,300(1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               6,734,300(1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,734,300(1)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.5%(1)
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14    TYPE OF REPORTING PERSON*

      IV
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   See Item 5

      The Statement in Schedule 13D, dated November 3, 1999 and filed on November 15, 1999 by SSP - Special Situations Partners, Inc. ("SSP"), the reporting person, with the Securities and Exchange Commission (the "SEC") relating to the Common Stock $.01 par value per share of ICN Pharmaceuticals, Inc., as amended by (i) Schedule 13D/A, Amendment No. 1, dated December 1, 1999 and filed by SSP with the SEC on December 6, 1999, (ii) Schedule 13D/A Amendment No. 2 dated June 13, 2000 and filed by SSP with the SEC on June 14, 2000, (iii)
Schedule 13D/A Amendment No. 3 dated and filed by SSP with the SEC on June 28, 2000, (iv) Schedule 13D/A Amendment No. 4 dated July 24, 2000 and filed by SSP with the SEC on July 27, 2000, (v) Schedule 13D/A Amendment No. 5 dated August 24, 2000 and filed by SSP with the SEC on August 28, 2000 and (vi) Schedule 13D/A Amendment No. 6 dated September 5, 2000 and filed by SSP with the SEC on September 7, 2000 is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.

Item 4. Purpose of Transaction.

      On October 3, 2000, pursuant to and in accordance with Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware, SSP delivered a demand letter (a copy of the letter is attached hereto as Exhibit 1, and is incorporated herein by reference) for inspection and copying by SSP of certain documents and records of the Company.

Item 7. Material to be filed as Exhibits.

      Attached hereto as Exhibit 1 is a copy of the demand letter dated October 3, 2000 of SSP to the Company.

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2000                 SSP - SPECIAL SITUATIONS PARTNERS, INC.


                                     By: /s/ Eric Knight
                                         ---------------
                                         Name:  Eric Knight
                                         Title: Managing Director


                                   Page 5 of 5